Exhibit 99.4
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FOR IMMEDIATE RELEASE:                        CONTACT: Kym Cheseldine
December 4, 1998                                       Frederick Brewing Co.
                                                       301-694-7899 x113

                                                       I.W. Miller Group
                                                       Ira Miller/Larry Fortune
                                                       949-833-9001


                  FREDERICK BREWING CO. TO REVERSE SPLIT STOCK
   Mid-Atlantic's Largest Craft Brewer Takes Steps to Maintain NASDAQ Listing

FREDERICK, MD - Frederick Brewing Co. (NASDAQ: BLUE) board of directors has announced a December 3, 1998 decision to recommend that shareholders approve a plan to reverse split the Company's common shares by 5:1. This action would reduce the Company's current outstanding shares from approximately 14.2 million to approximately 2.8 million.

Frederick Brewing Co. Chairman and CEO Kevin Brannon said, "The board chose to recommend this action to the shareholders in order to protect the listing of the Company's shares on the NASDAQ stock exchange. We believe there are two main advantages of maintaining the listing: NASDAQ listed companies are governed by more stringent corporate governance standards, which provide a higher degree of shareholder protection, than are companies trading on the OTC:BB [electronic bulletin board] market; and liquidity is much better and pricing information more reliable for shares listed on the NASDAQ exchange than on the bulletin board."

Brannon also said that the Frederick Brewing Co. board of directors has appointed a committee to prepare the relevant proxy materials and establish the date of the shareholder meeting and vote. All proxy materials must be filed with the Securities and Exchange Commission and distributed to all shareholders prior to the meeting. The committee will announce within a week the schedule for shareholder action.

This action is in response to a September, 1998 notification from NASDAQ that Frederick Brewing Co. shares would be de-listed from the exchange unless the closing bid price reached $1 per share for 10 consecutive trading days by December 14, 1998.

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